[Graphic Omitted] Galicia
                                                     Buenos Aires, June 10, 2009

To the
Buenos Aires Stock Exchange

                                       Ref.: CNV Regulations - Code of Corporate
                                                      Governance Good Practices:

Dear Sirs,

          We are writing to you in order to comply with the regulations set forth by the above-mentioned Buenos Aires Stock Exchange. In that regard, we hereby attach the Company's Code of Corporate Governance Good Practices, issued in compliance with the National Securities Commission General Resolution number 516/07.

          Yours faithfully,


                                 Jose L. Gentile
                                 Attorney in law
                          Grupo Financiero Galicia S.A.
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  Grupo Financiero Galicia S.A.'s Code of Corporate Governance Good Practices:

"The Board of Directors of Grupo Financiero Galicia S.A. (hereinafter "Grupo Financiero Galicia") complies, in every relevant respect, with the recommendations included in the Code of Corporate Governance as schedule to Resolution No. 516/07 issued by the National Securities Commission (CNV). The aforementioned is in accordance with what stems from the following detailed analysis.

     As a general introduction, it should be noted that, since its beginning, Grupo Financiero Galicia has constantly shown respect for the rights of its shareholders and has provided reliable and accurate information for the transparency of its policies and decisions, only limited by confidentiality and caution as regards the disclosure of strategic business issues. Moreover, it should be said that all resolutions from the corporate bodies have been adopted pursuant to Grupo Financiero Galicia's corporate interest, within the strict meaning provided to this concept in the definition included in Section 2 of Delegated Decree No. 677/01.

Scope of Application of the Code

     1) Relationship between the Issuer and the Group of Companies. Grupo Financiero Galicia S.A. (hereinafter "Grupo Financiero Galicia"), is the head of a group which main asset is the controlling interest in Banco de Galicia y Buenos Aires S.A. (hereinafter "Banco Galicia") (approximately 94% of Banco Galicia's capital stock). The latter, as a bank institution, is subject to certain regulatory restrictions imposed by the Argentine Central Bank ("BCRA"). In particular, Banco Galicia can only hold a maximum 12.5% interest in the capital stock of each of the companies that do not carry out activities considered supplementary by the Argentine Central Bank. Therefore, Grupo Financiero Galicia holds, either directly or indirectly, the remaining interest in several companies. Grupo Financiero Galicia also holds, indirectly, a number of equity investments in supplementary companies that belong to Banco Galicia as controlling company.

     From a business point of view, this structure makes it possible for Grupo Financiero Galicia's controlled companies, particularly Banco Galicia, to take advantage of significant synergies that guarantee them the loyalty of their customers and additional businesses. Customary market conditions are respected in every business relationship among these companies, and of course between them and Grupo Financiero Galicia, whether permanent or occasional in nature.

     A significant characteristic that should be noted is that the main company controlled by Grupo Financiero Galicia, i.e. Banco Galicia, is also a listed company at the Buenos Aires Stock Exchange. As it is widely known, in 2000 Grupo Financiero Galicia successfully launched an exchange offer of its own shares for Banco Galicia's shares, what made it possible for Grupo Financiero Galicia to significantly increase its holdings. Upon doing so, and with the purpose of protecting the shareholders that accepted such exchange offer, Grupo Financiero Galicia undertook the commitment that the companies directly or indirectly controlled by it would conduct business with absolute transparency. That transparency policy largely exceeds the duty to provide information in the Financial Statements and the Annual Report. Directors and senior officers of each
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of the controlled companies attend all the Ordinary Shareholders' Meetings held by Grupo Financiero Galicia, provide explanations and answer all the questions on their respective corporate business the shareholders may want to ask. As regards Banco de Galicia in particular, one of its directors submits a detailed report to Grupo Financiero Galicia's shareholders, and then the Board of Directors submits to the meeting's vote which shall be Grupo Financiero Galicia's vote at Banco Galicia's Shareholders' Meeting.

     It is also worth noting that Grupo Financiero Galicia is a company which purpose is solely to conduct financial and investment activities as per Section 31 of the Law on Corporations, that is to say, it is a holding company that, apart from managing its equity investments, assets and resources, does not take part in any other activity directly. This explains its limited personnel structure, as well as the fact that many of the business organization requirements, common for big productive institutions, cannot be applied to the company.

     To conclude, one should note that, even though Grupo Financiero Galicia is technically under the control of other pure holding company, EBA Holding S.A., because the latter holds the majority of votes at the Shareholders' Meetings, EBA Holding S.A. does not have any managerial functions over Grupo Financiero Galicia. Therefore, and pursuant to the definitions provided for by specialized doctrine, Grupo Financiero Galicia has no group relationship with EBA Holding S.A. No director of EBA Holding S.A. is a director of Grupo Financiero Galicia.

     2) Inclusion in the Corporate Bylaws. The need to include certain corporate governance guidelines in corporate bylaws can be understood within the framework of laws that are not as strict as Argentine laws with regard to the definition of the Board of Directors' duties and responsibilities. In Argentina, the Law on Corporations, the Delegated Decree No. 677/01, the regulations set by the National Securities Commission and, additionally, the variety of specific regulations in other areas of law, provide for a very complete framework and, therefore, any addition to the bylaws is unnecessary.

     In the specific case of Banco Galicia, the main company controlled by Grupo Financiero Galicia, such duties and responsibilities are legally increased by the regulatory framework of financial institutions.

     As regards compensation for directors, to date only independent directors and one director who simultaneously acts as Managing Director receive compensation.

     Finally, after a detailed analysis, the Board of Directors has come to the conclusion that, as regards prevention of conflicts of interest, the applicable regulations are so stringent (refer to Sections 271 to 273 of the Law on Corporations and Section 8 of the Delegated Decree No. 677/01) that any addition to the bylaws is as well unnecessary.

As regards the Board of Directors in general

     3) It is responsible for the Company's Strategy. In this item, the Board of Directors is required to undertake the company's administration and the approval of the policies and strategies in general and, in particular, the aspects included therein, as follows:
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     a) The strategic or business plan, as well as the annual management and budget goals;

     b) The policy on investments and financing;

     c) The Corporate Governance policy;

     d) The policy on corporate social responsibility;

     e) Policies on risk control and management and any other policy aimed at the periodic monitoring of the internal information and control systems; and

     f) The development of ongoing training programs for directors and management officers.

     Grupo Financiero Galicia strictly complies with these requirements. The Board of Directors is responsible for the administration of corporate business, to the above-mentioned extent in Grupo Financiero Galicia's capacity as a holding company. The Board of Directors performs all of the aforementioned duties, except those that, due to their nature, are carried out by the Managing Director and the Chief Accounting Officer. The former is one of the directors. Nevertheless, it is employed by the Company. In any case, the Board of Directors, as a body, approves the respective guidelines and strategies.

     Regarding the required items, the following is reported in particular:

     a) The Board of Directors, as a body, approves the annual budget and monitors the compliance therewith. Furthermore, in its capacity as a holding company, Grupo Financiero Galicia receives the business plans of the controlled companies and prepares a consolidated business plan taking into consideration the goals set, the business condition and the budgets submitted.

     b) Policies on investments and financing are approved by the Board of Directors.

     c) Grupo Financiero Galicia monitors the corporate governance policies provided for by the regulations in force through the Audit Committee and the Disclosure Committee. There also exist matrices specially designed for the monitoring of certain aspects such as internal controls, independence of directors and regulatory updating.

     d) The policies on corporate social responsibility are defined and carried out by each of the operating companies.

     e) The policies on risk management control, as well as any other which purpose is to monitor internal information and control systems, are defined within the framework of each of the affiliated operating companies. Nonetheless, and in addition to that, the Audit Committee and the Disclosure Committee monitor the actions taken by the main controlled companies.

     f) Training of directors and managers, obviously to an extent that cannot be compared to what is required in the case of operating companies, is carried out pursuant to what the Board of Directors deems necessary.

     4) Management Control. Grupo Financiero Galicia strictly complies with the verification, by the Board of Directors, of the implementation of strategies and policies, and of compliance with the budget and the operations plan. Apart from that, the Board monitors the divisions in all the aspects provided for in the regulations. This is explained in the previous item.
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     5) Information and Internal Control. Risk Management. Grupo Financiero
Galicia fully complies with the requirement as regards updated policies on risk control and management, in line with the best practices.

     The tasks related to risk information and internal control of each of the controlled companies are defined and carried out, rigorously, in each of them. This is particularly strict in the main controlled company, Banco Galicia, where the requirements to be complied with are extreme as it is a financial institution supervised by the Argentine Central Bank. Apart from the applicable domestic regulations, Grupo Financiero Galicia, in its capacity as a listed company at the markets of the United States of America, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes Oxley Act (SOX). Corporate risk management is monitored by the Audit Committee, which as well gathers and analyzes the information submitted by the main controlled companies.

     6) Audit Committee. The Audit Committee set by Delegated Decree No. 677/01 and the regulations of the National Securities Commission, mainly Resolutions No. 400, 402 and supplementary regulations issued by the CNV, is formed by three directors, all of them independent directors. The members of the Committee are appointed by the Board of Directors, upon the proposal of any of the Board's members. It has not been common that the Chairman made a proposal to appoint a member of the Committee. Special attention has always been given to the education, knowledge, skills and experience of the candidates for members of the Committee in the areas of accounting, financial analysis, law, audit and risk management.

     7) Number of Directors. Grupo Financiero Galicia complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Its bylaws provide for the flexibility necessary to adapt the number of members to the possible variation of the conditions in which the company carries out its activities. Generally, there are between three and nine directors, as determined by the Shareholders' Meeting in each opportunity. The Shareholders' Meeting can also appoint alternate directors in the number it may decide, up to a maximum that shall be equal to the number of regular directors appointed. In order to guarantee the continuous performance of its corporate business, the Board of Directors is renewed partially, as long as the number of candidates proposed is enough so that shareholders may exercise their cumulative voting right. The drawing-up of the corresponding bylaws has been adopted in recent years, after careful studies had been carried out for the good performance of the body.

     Nowadays, the Board of Directors is made up of nine directors, three of which are independent directors. It is not deemed necessary or else convenient to propose a modification in this regard to the Shareholders' Meeting.

     As mentioned above, there are two committees the Board of Directors has decided to create: Audit Committee and Disclosure Committee. Periodically, the Committees provide the Board of Directors with information, and the Board gets to know the decisions of each Committee. What is appropriate is transcribed in the Board of Directors' minutes book.
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     8) Integration of the Board of Directors. The Board of Directors is asked to analyze the convenience of a policy aimed at including former executives. Grupo Financiero Galicia complies with this policy. Some former executives of the controlled companies are members of the Board of Directors. This is an advantage for the company due to their experience, knowledge of business and availability to perform their duties in a professional manner.

     9) Participation in Several Companies. The Board of Directors is asked to analyze whether it is convenient that directors and/or syndics carry out duties in other institutions, or else it is irrelevant. This issue has been analyzed by Grupo Financiero Galicia repeatedly. Due to the fact that directors do not carry out full-time duties (except for the director who at the same time is the Managing Director), and it is enriching that they be acquainted with the Board dynamics in other companies, limiting the number of institutions where they can be members of the Board of Directors is not deemed convenient. In general, even though it may be important that in Grupo Financiero Galicia's controlled companies, and in the companies Grupo Financiero Galicia owns a stake in, the companies' interests be represented through the participation of their own directors in the Board of Directors of the former, the policy has been that the Board of Directors of controlled companies and of companies Grupo Financiero Galicia owns a stake in be structured with their own management teams. As a special case, it is worth noting that one of the directors, the Chairman, also takes part in the Board of Directors of the main controlled company: Banco Galicia.

     As regards syndics, whereas Argentine laws provide them a legality control function, Grupo Financiero Galicia considers there are no impediments for them to take part in different companies, and if that happens in companies related by control relationships, it is a considerable advantage when analyzing businesses or activities that are common between them and their interaction in the bodies.

     10) Assessment of the Board of Directors' Performance. The Board of Directors is required to assess its performance before the Annual Ordinary Shareholders' Meeting. Pursuant to the legal structure of corporations in Argentina, the Board of Directors can only explain its performance in order that other bodies be able to assess it (for instance the Supervisory Syndics' Committee or the Oversight Committee as bodies in charge of supervising the corporate management, or the Shareholders' Meeting, senior body with power to decide on the issue).

     This is such in Argentine law that the Law on Corporations expressly prohibits in Section 241 that directors who are shareholders take part in the voting regarding their performance and responsibility.

     For that reason, Grupo Financiero Galicia's Board of Directors provides thorough explanations in its Annual Report and answers all the questions asked at the Shareholders' Meeting, but it refrains from expressing an opinion on its performance in any form whatsoever. The assessment is conducted by shareholders at the Shareholders' Meeting, taking as well into
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consideration the informed opinion of the Supervisory Syndics' Committee (Grupo
Financiero Galicia does not have an Oversight Committee).

     11) Training and Development of Directors. As regards this item, the Board of Directors shall establish an ongoing training program for its members and for the management officers. Grupo Financiero Galicia, as an exclusively holding company, does not need to establish and have such a program as operating companies do. Notwithstanding the foregoing, the Board of Directors analyzes the specific needs on the issue.

Independence of Directors

     12) Independent Directors. The Board of Directors shall decide on the need to provide enough reasons to consider a candidate for director as an independent director. Grupo Financiero Galicia believes this requirement is fulfilled through the definitions of independence of directors included in the rules and regulations issued by the National Securities Commission. As is known, the criteria for assessing the independence of a candidate to take part in a corporate body are different between the legislations of comparative law. The Board of Directors cannot depart from what is provided for by the laws in force in Argentina, by trying, at its discretion, to add or else remove requirements that may have been considered more appropriate in other countries but not in Argentina.

     13) Appointment of Management Officers. Grupo Financiero Galicia's Board of Directors has assessed whether it is convenient to disclose the reasons for the appointment of management officers. After analyzing and discussing whether it is convenient to make innovations on what has been a national tradition on the issue, the Board of Directors deems it is inconvenient. The reasons for the appointment of officers, whether as a result of internal promotions or else the selection of candidates from the market, shall be kept confidential, mainly in order to prevent disturbances among staff members. This is as well grounded on the need to be reserved in relation to competitors, who may use such reasons in order to take advantage as regards obtaining human resources. However, the technical suitability and morality of candidates is always taken into account. The same criteria are applicable to controlled companies.

     14) Proportion of Independent Directors. The policy on the appointment of directors, both independent and not independent, is the responsibility of the Shareholders' Meeting. Grupo Financiero Galicia's Board of Directors does not take part in such decisions as its members have no decision-making power at the Shareholders' Meeting. At Shareholders' Meetings, the one who proposes the appointment of candidates for director (the same happens with syndics) tells whether candidates are for one or the other category. Nowadays, of the nine directors that form the Board of Directors, six are not independent, of which one has managerial duties and is an employee, and three are independent. The latter form the Audit Committee.

     15) Meeting of Independent Directors. Due to the fact that in Grupo Financiero Galicia the Audit Committee is exclusively made up of independent directors, the chairman thereof acts as "leading independent director". Independent directors hold meetings when they believe it
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is necessary to do so and, for that purpose, they are free to invite, and have all the resources necessary and the possibility to invite, whoever they consider appropriate (other directors, syndics, members of the top level staff, etc.).

Relationship with Shareholders

     16) Information to Shareholders and 17) Answers to Shareholders' Questions and Concerns. Grupo Financiero Galicia's Board of Directors has established an Investor Relations Department. This department holds meetings and carries out conference calls with shareholders and holders of other securities, in which a director or top officer participates. This department is also at the disposal of shareholders and investors to answer questions.

     It is important to point out that this department is in no case authorized to provide information that may place the person who requests such information in a privileged or advantageous position in comparison to the other shareholders or investors.

     Soon, and due to the frequency and importance of the information requests received and answered, the Board of Directors shall analyze whether it may be of interest to publish a periodic summary of the issues that lead to questions or concerns.

     18) Participation of Minority Shareholders at the Shareholders' Meeting. In the particular case of Grupo Financiero Galicia, it seems it is not necessary to offer incentives aimed at promoting attendance to Shareholders' Meeting, because during recent years attendance has been of approximately 75% of the capital stock, percentage considered a very significant participation for a public company.

     19) Market for Corporate Control. The idea of "market for corporate control" that has been used widely in countries with capital markets very different to the Argentine market, both as regards magnitude and depth, does not seem to be realistic in the local markets. The Shareholders' Meeting had to take a decision on the issue when Grupo Financiero Galicia made use of the option granted by Section 24 of Delegated Decree 677/01 and chose not to be included in the compulsory OPA system. Besides, unlike what happens in foreign legislations, the Board of Directors' duties are only secondary as regards the relations among shareholders. Its main duty is the administration of the company and of corporate business. Therefore, the Board of Directors believes it is not necessary to have an influence, or else give advice, on Grupo Financiero Galicia's adhering to the compulsory OPA system.

     20) Policy on Dividends. Historically, before the financial system crisis unleashed at the end of 2001 and the beginning of 2002, Grupo Financiero Galicia had followed a policy for the regular distribution of dividends in cash. The consequences of the crisis still make it temporarily impossible for Grupo Financiero Galicia to make such distributions. This is mainly due to the restrictions placed on its main controlled company, Banco Galicia, by the regulations of the Argentine Central Bank, and to its liabilities refinancing agreements under foreign laws.
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Relationship with the Community

     21) Communications through the Internet. Grupo Financiero Galicia's Board of Directors has a corporate website (www.gfgsa.com) at the disposal of its shareholders. This website can be freely accessed and is permanently updated. This corporate website is in line with the regulations in force; and legal, statutory and regulatory information required is at the disposal of the public therein. Apart from that, the website has a channel for inquiries.

     22) Website Requirements. As indicated in this item, Grupo Financiero Galicia assures information transmitted through electronic means is subject to the highest confidentiality and integrity standards, and the website is as well designed for the efficient conservation and safe recording of such information.

Committees

     23) Independent Director as Chairman of the Committee. The Board of Directors is required to decide on whether it is convenient that the Audit Committee be presided by an independent director. Even though in the opinion of Grupo Financiero Galicia's Board of Directors (mainly in the light of the Committee's rules and regulations) such issue is not relevant (the Chairman of the Committee does not have double vote and just has power to provide instructions) due to the fact that the Audit Committee is made up only of independent directors, its Chairman is an independent director as well.

     24) Rotation of Syndics and/or External Auditors. The Board of Directors shall analyze whether such rotation is convenient or else useful. As regards syndics, the conclusion of the analysis is that such rotation is neither useful nor convenient, mainly due to the complexity of businesses to be controlled and the lengthy period of time it would take a person acting as syndic for the fist time to start to understand such businesses. As regards External Auditors, the Board of Directors reached the conclusion that it is not convenient to rotate the External Auditors' firms for the same reasons explained regarding syndics. It is worth noting that the following are applicable: legal regulations in force in Argentina (Decree 677/2001 - Transparency System of Public Offering (Regimen de Transparencia de la Oferta Publica), Sections 12 and 13 of Chapter III on External Auditors and Audit Committee), technical regulations issued by the National Securities Commission (N.T. 2001, Book 1, Chapter III, Section III.9. on "External Auditors"), the regulations of the Argentine Central Bank (Conau-1,
Section 1.1. of the "Minimum Regulations on External Audits" (Normas Minimas sobre Auditorias Externas), those regulations applicable to external auditors' firms of issuing companies registered in the United States of America (Securities Exchange Act of 1934, Section 10-A, Paragraph j. on "Audit Partner Rotation"; Sarbanes-Oxley Act of 2002, Title II, Section 203. "Audit Partner Rotation"; and the Code of Federal Regulations, Title 17, Chapter II, Section 210.2-01, paragraph (c)(6) of the Securities and Exchange Commission), and the best practices existing in the area.

In turn, the Audit Committee carries out an annual assessment of the suitability, independence and performance of the external auditor and the members of the audit team.
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     25) Dual Position as Syndic and Auditor. Grupo Financiero Galicia's Board
of Directors considers those are positions that are in the border between compatibility and incompatibility. The General Shareholders' Meeting shares such criterion and, therefore, does not appoint the same person to perform duties as Syndic and External Auditor. In fact, no member of the Supervisory Syndics' Committee carries out External Audit tasks or else belongs to the firm that renders external audit services to the company.

     26) Compensation Policies. Grupo Financiero Galicia has no Compensation Committee, and the Board of Directors considers it is not convenient to create one due to the reduced size of the company, as was mentioned before. Grupo Financiero Galicia's Audit Committee expresses its opinion on whether compensation proposals for Directors and top officers are reasonable, taking into consideration market standards.

     Due to the fact that no Compensation Committee has been set up, there are no comments to make on the duties mentioned in this item of the Schedule.

     27) Nomination and Corporate Governance Committee. Grupo Financiero Galicia understands that, within the framework of the legal structure in Argentina and market reality, it is not appropriate to create such a committee with the duties mentioned in this item. It should be noted that, unlike other legislations, under Argentine law the Shareholders' Meeting has the exclusive power to appoint directors. Therefore, the recommendations regarding such a Committee would not be binding and could be even abstract. With regard to Corporate Governance, all aspects are dealt with by the Board of Directors in general.

     28) Policy on Non-discrimination regarding the Integration of the Board of Directors. As expressed in the above items, the power to appoint members of the Board of Directors is exclusive of the Ordinary Shareholders' Meeting. Therefore, it is difficult that a Committee such as that under discussion could be effective for the control of possible discriminatory behaviors. The appointment is made with regard to the suitability of each candidate.